SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 28, 2003, Q1 MD&A and Quarterly Financial Statement for the period ending December 31, 2002.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

FOR IMMEDIATE PUBLICATION

CGI Reports Strong Growth in First Quarter Fiscal 2003
 Recent acquisitions of INSpire, UAB and COGNICASE build momentum

Montreal, January 28, 2003 – CGI Group Inc. (NYSE: GIB; TSX: GIB.A), a leading provider of end-to-end information technology and business processing services, today reported unaudited results for the quarter ended December 31, 2002. All figures are in Canadian dollars unless otherwise indicated.

First Quarter Financial Highlights

•	Revenue of $589.0 million was 14.9% higher than revenue reported in the first quarter of fiscal 2002 and 3.0% higher than the fourth quarter. Year-over-year organic growth represented 12.2%.
•	Net earnings increased 20.9% to $37.0 million from last year’s first quarter net earnings, and were up 4.2% sequentially.
•	Basic and diluted earnings per share of $0.10 were up over earnings per share of $0.08 reported in the first quarter of fiscal 2002 and $0.09 reported in the fourth quarter. The net earnings margin was up to 6.3%.
•	Cash flow from operating activities was $30.1 million.
•	The backlog of signed contracts as of December 31, 2002 was $10.7 billion with a weighted average remaining contract term of 7.3 years.
•	The current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains robust at $5 billion.

In millions of CDN$ except per share amounts	3 months ended
	12/31/02	12/31/01	Increase:

Revenue	$589.0	$512.5	14.9%

EBIT	$60.7	$52.6	15.6%

Net earnings	$37.0	$30.6	20.9%

Earnings per share	$0.10	$0.08	$0.02

Order backlog	$10,700	$9,200	16.3%

“Our strong first quarter results and initiatives announced in the second quarter position CGI for future growth,” said Serge Godin, chairman and CEO. “Good organic growth in the quarter demonstrates our ongoing focus on executing on the fundamentals — delivering quality services to our clients. Additionally, with the acquisitions made or announced in fiscal 2003, we further our goal towards becoming one of the top five pure-play IT and BPO services companies in the world.”

First Quarter Results (See also: Q1 MD&A filed with Sedar & Edgar and available at www.cgi.com) Revenue for the first quarter ended December 31, 2002 increased 14.9% to $589.0 million, from $512.5 million in the same quarter last year. The year-over-year organic growth of 12.2% was driven by a combination of client wins, renewals, and add-on projects from existing clients.

In the first quarter, revenue from long-term outsourcing contracts represented 74% of the Company’s total revenue, including 15% from business processing services, while project oriented consulting and systems integration work represented 26%. Geographically, the mix of revenue was the same as last quarter, with clients in Canada representing 76% of revenue; clients in the US representing 18%; and all other regions, 6%. Revenue in CGI’s targeted verticals during the first quarter was slightly more diversified compared to the fourth quarter with clients in the financial services sector representing 40% of revenue; while telecom represented 23%; manufacturing, retail and distribution clients, 14%; government clients, 12%; utilities and services, 8%; and healthcare, 3%.

Earnings before interest and income taxes (EBIT) was $60.7 million in the first quarter, up 15.6% over last year’s first quarter EBIT of $52.6 million. The EBIT margin was 10.3% for the quarter, compared with 10.3% in last year’s first quarter, and was affected by restructuring activities including severance costs related to the Company’s operations in France.

Net earnings in the first quarter were up 20.9% to $37.0 million, compared to $30.6 million in the same quarter a year ago. Earnings per share increased to $0.10 for the quarter, compared with earnings per share of $0.08 reported in last year’s first quarter. The net margin improved to 6.3%, compared with 6.0% in the first quarter of fiscal 2002. In addition to profitable growth of the business, a lower tax rate of 39.7%, down from 41.3% in last year’s first quarter, contributed to higher net earnings.

CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company’s growth strategy and represent a competitive strength when proposing on outsourcing contracts. At December 31, 2002, CGI had cash and cash equivalents of $97.4 million and the total credit facility available was $414.1 million.

First Quarter Operating Highlights
CGI’s growth prospects and solid backlog were improved during the quarter as a result of acquisitions, investments and operational initiatives. In the quarter, CGI:

•	Announced $722.6 million in new contract bookings, renewals and extensions including full IT outsourcing contract wins with US based Air Liquide America LP in Houston, TX, and with Frank Russell in Tacoma, WA.
•	Completed the acquisition of INSpire Insurance Solutions (INSpire) in Forth Worth, TX, with annual revenue of approximately $41 million for approximately $8.9 million in cash.
•	Announced a memorandum of understanding to acquire Underwriters Adjustment Bureau Ltd. (UAB), Canada’s only “One-Stop-Risk-Shop”, providing claims management, underwriting and actuarial services for (P&C) insurance industry with annual revenue of approximately $100 million, and announced a bid for the acquisition of all shares of COGNICASE Inc. (Cognicase), the second largest independent IT solutions provider in Canada with annual revenue of $500 million.

Significant Events since December 31, 2002
On January 8, 2003, CGI furthered its strategy to establish an end-to-end service offering and become the premier provider of BPO services to the property and casualty (P&C) insurance sector, with the closing of its acquisition of UAB. To fully leverage the talent and capabilities of CGI’s BPO practice, following the integration of INSpire and UAB, the Company subsequently formed the Insurance Business Services unit focused entirely on growing its business process outsourcing services offering to the North American insurance industry. Through a combination of organic growth and acquisitions, CGI’s business process outsourcing activities now represent approximately $600 million in annualized revenue, or 20% of total revenue.

On January 27, 2003, CGI successfully completed its offer for Cognicase with approximately 96.7% of the Cognicase shares having been deposited. CGI is already integrating these operations into its own using its proven integration processes.

Initiatives and Outlook
As a result of its acquisition of Cognicase, CGI is increasing its guidance for 2003 fiscal year revenue to a range of $2.8 and $3.0 billion and earnings per share in the range of $0.45 to $0.50. This guidance is based on information known today about market conditions and demand for its services and excludes the impact of other acquisitions or large outsourcing contract contributing more than $100 million per year in revenue, and the effect of any new accounting rules.

Mr. Godin added, “We have many reasons to be confident about CGI’s future. Our systematic frameworks and quality processes for integrating new members will help us drive future organic growth and margin efficiency on recent contract wins and acquisitions. Our joint venture in Innovapost, for example, is still in a transition phase and we expect the margins to continue to improve. The pipeline of $5 billion in outstanding proposals is very robust, with more qualified opportunities from US-based clients. As the leading provider of IT services in Canada, we will continue to consolidate the Canadian market as appropriate, but are still actively reviewing acquisition targets to build critical mass in the US and Europe. Our strong financial position, our unique global delivery model, and our deep client relationships give us confidence in our ability to deliver even stronger results going forward.”

Quarterly Conference Call
A conference call for the investment community will be held today, January 28, at 9:00 am (Eastern Time). Participants may access the call by dialing 888-793-1722 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

        8 pages of financial tables and notes accompany this release.

For more information

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(514) 841-3200 or (312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

Management’s Discussion and Analysis of Financial Position and Results of Operations
First quarter ended December 31, 2002

The following discussion and analysis should be read in conjunction with financial statements for the three months ended December 31, 2002, with the Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) in the fiscal 2002 annual report, including the section on risks and uncertainties and, with the notes to the financial statements for the first quarter of fiscal year 2003. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“US GAAP”). CGI’s financial results are reconciled to US GAAP at the end of its fiscal year, and an analysis of this reconciliation is provided in its annual report. All dollar amounts are in Canadian dollars unless otherwise indicated.

Vision, Core Business and Strategy

Founded in 1976, CGI has evolved to become the largest Canadian independent information technology (“IT”) services firm and the fourth largest in North America based on its headcount of more than 14,700 professionals as of December 31, 2002. CGI serves more than 3,000 clients worldwide from more than 60 offices, providing a full range of IT and business process outsourcing (“BPO”) services, including management of business and IT functions (outsourcing), systems integration, and strategic IT and management consulting. CGI’s annualized revenue run rate is $2.3 billion and it has a backlog of signed contracts worth more than $10.7 billion. These figures do not include the acquisitions of COGNICASE and UAB, made in January 2003.

CGI’s vision is to be a world-class IT and BPO leader helping its clients win and grow. CGI’s mission is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. CGI emphasizes a culture of partnership, intrapreneurship and integrity and strives to be recognized by it clients, its members and its shareholders as one of the top five pure players in IT and BPO services. CGI is achieving its vision by concentrating on its core competencies and by building its critical mass predominantly in Canada, the United States and Europe to better serve its clients, both locally and internationally.

Industry research as recent as October 2002 from firms such as Gartner Group and IDC, confirm that market demand for IT and BPO is large and continues to grow significantly. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continues to strengthen its position in the US outsourcing markets. The Company’s presence in the US market today is roughly at the same stage CGI was at several years ago in Canada. CGI intends to replicate the strategy it successfully applied in Canada, by becoming an end-to-end IT services provider in the US and a significant player for large outsourcing contracts. The Company has made good progress in growing its revenues from the US and internationally over the last three years and expects this trend to continue.

CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. Over the past 10 years, 60% of CGI’s growth has been organic and 40% through acquisitions. The Company expects this mix to continue over the long-term. The first growth driver, focused on organic growth, is defined as systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of its operations. Most organic growth to date has been in Canada, but CGI is growing its sales funnel of contract proposals more meaningfully in the US and internationally. The second element of CGI’s growth strategy is the pursuit of large, new outsourcing contracts, valued at more than $50 million per year. Canada continues to offer tremendous untapped opportunities, but proposal activity is strong across all regions. At December 31, 2002, CGI’s pipeline of large outsourcing contract proposals under review by potential clients was $5 billion, with a growing proportion from the US. The third and fourth drivers of CGI’s growth strategy focus on acquisitions – of smaller business units or niche players and of large companies, respectively. CGI identifies niche company acquisitions through its strategic mapping program that systematically searches for companies that could strengthen its geographic

CGI Group Inc.	Page 1

presence, vertical market knowledge, or increase the richness of its service offerings. Currently, CGI is focused on acquisitions in high growth vertical areas, such as government services and healthcare in the US as well as on expanding its BPO capabilities. Through large acquisitions, CGI is seeking targets in Europe and the US that will increase its geographical presence and critical mass, to further qualify CGI for larger outsourcing deals. In Canada, CGI will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions, and focus on increasing shareholder value. CGI has made 45 acquisitions over the last 15 years and all have been accretive to earnings.

Corporate Developments in the First Quarter

CGI’s growth prospects were improved during the quarter with $722.6 million in new contract bookings, renewals and extensions, as well as one niche acquisition made at the business level. Highlights announced during the first quarter included:

•	A nine-year outsourcing contract valued at US$13 million with Fireman’s Fund Interstate Insurance Group, a division of the Fireman’s Fund Insurance Company a subsidiary of Allianz AG of Munich, for the provision of infrastructure services. This contract is an addition to a previously announced ten-year outsourcing contract with Fireman’s Fund Insurance Company on October 2, 2001. As part of the agreement, CGI will provide Interstate Insurance with IT support services in Chicago, Denver, New Jersey, San Francisco and Atlanta. CGI will offer 24-hour support services through its near-shore delivery facilities in Canada and its Phoenix data center for 99 NT servers and large Unix platforms. CGI will also provide support for over 860 desktops, laptops and printers.
•	A five-year outsourcing contract renewal valued at $25 million with Canadian personal insurance giant, Industrial Alliance Insurance and Financial Services (TSX: IAG). As part of the agreement, CGI will host its mainframes and AS 400 as well as provide technical support from CGI’s data centers. CGI’s services will be used for the client’s activities in Quebec City, Toronto and Western Canada.
•	A 10-year IT outsourcing contract valued at $181 million (US$116 million) with Air Liquide America L.P. where CGI will assume responsibility for the day-to-day operations of Air Liquide’s North American IT functions including data center operations, help desk, desktop management, distributed computing, telecommunications operations as well as applications support and development. As part of the contract, some 88 professionals will be joining CGI.
•	An eight-year contract for technology services valued at $62.8 million (US$40 million) with Frank Russell Company, a global investment services firm. As part of the contract, CGI will manage networks, provide help desk services, desktop support services and manage Russell’s Tacoma, Washington-based data center, leveraging CGI’s Regina, Saskatchewan near-shore model. Through this agreement, some 1,300 Russell professionals worldwide will be served by CGI.
•	A binding memorandum of understanding (MOU) for the acquisition of the Underwriters Adjustment Bureau Ltd. (UAB) with an annualized revenue run rate of approximately $100 million. This acquisition subsequently closed on January 8, 2003. The purchase price was $53 million in cash and the transaction is expected to be accretive to CGI’s fiscal 2003 earnings. The acquisition of UAB expands CGI’s capabilities of its insurance and business process services units and adds 1,300 employees to CGI.
•	A contract to implement its state-of-the-art administration system, GIOS (Global Insurance Open Solution), with one of the UK’s leading insurance companies, Churchill Insurance Group plc (Churchill).
•	An applications management agreement worth over $15 million ((pound)6 million) with Highway Insurance Holdings Plc, the UK's eleventh largest motor insurer.
•	The completed acquisition of INSpire Insurance Solutions Inc. (INSpire) for US$5.7 million (CDN$8.9 million) in cash. The Fort Worth, Texas-based firm had revenues of US$26 million (CDN $41 million). As part of the acquisition, approximately 265 professionals located in five offices in the US joined CGI.

CGI Group Inc.	Page 2

•	A 10-year contract for outsourcing services valued at $80 million with Halifax-based credit union leader, League Data. The memorandum of understanding was previously announced on May 7, 2002. CGI will manage League Data’s current banking environment as well as build a new browser-based front-end solution.
•	A 10-year contract extension and expansion, valued at $200 million, of its BPO contract for payroll services for Desjardins Electronic Payroll Services division where CGI will continue to be responsible for payroll processing and CGI and Desjardins will begin jointly marketing their payroll services offering.
•	The acquisition of ProjExpert, a Montreal-based consulting company specializing in the implementation of Enterprise resource Planning (ERP) specific to Oracle applications. ProjExpert created a niche for itself in the integration of financial systems within the sectors of government, financial services and manufacturing. The acquisition was closed on January 1, 2003 and sixteen professionals joined CGI’s existing Oracle team located in Montreal.

Additionally, on December 6, 2002, CGI announced its offer to purchase all of the outstanding common shares of COGNICASE Inc. (“Cognicase”.) Founded in 1991, Cognicase was the second largest independent information technology solutions provider in Canada with approximately 4300 employees, an annualized revenue run-rate of approximately $500 million and a solid recurring revenue base. In connection with this offer, CGI entered into a lock-up agreement with the largest shareholder and largest client of Cognicase, National Bank of Canada, whereby National Bank of Canada agreed that it would tender its shares to CGI. Additionally, subject to the negotiation of certain mutually acceptable terms, the outsourcing contracts in existence between Cognicase and National Bank of Canada will be extended for a period of ten years, effective on the date of closing.

At the time of this offer, CGI offered for each share of Cognicase, $4.25 cash or 0.5484 Class A Subordinate Shares of CGI, or a combination thereof, subject to a maximum aggregate cash consideration and maximum aggregate share consideration representing in each case on any take-up date an amount equal to 50% of the aggregate offer price payable under the offer on such take-up date. The fraction of CGI share offered was based on the weighted average closing price of CGI shares of $7.75 for the 10 days prior. On December 6, the offer was made to all holders of common shares of Cognicase and open for acceptance until 5:00 pm (Eastern time) on January 13, 2003 unless withdrawn or extended. On December 16, 2002, the offer was extended to midnight (Eastern time) on January 13, 2003 unless withdrawn or extended.

On December 18, 2002, CGI confirmed that it had commenced discussions with BCE Inc. (TSX: BCE; NYSE: BCE) on the future of BCE’s investment in CGI. BCE informed CGI that its prior publicly stated intentions, to dispose of the control block in CGI following the exercise of the put and call rights in 2003 and 2004, was no longer its preferred course of action. While no final decisions have been made, CGI and BCE have commenced discussions to develop a plan to enhance the value of CGI by ensuring the continuity of CGI’s management and CGI’s ability to deliver high quality services to its customers; and to realize the maximum value of BCE’s investment in CGI. BCE also informed CGI that if BCE were to divest a portion of its investment in CGI, this would be done in an orderly manner. The existing commercial alliance between BCE and CGI will be maintained, including the various outsourcing and consulting services agreements provided by CGI to the BCE companies. In order to allow appropriate time for these discussions, CGI’s Majority Shareholders agreed with BCE to defer until April 15, 2003, the exercise date of the Majority Shareholders’ put rights agreed upon in the Options Agreement entered into between the Majority Shareholders, BCE, Bell Canada and CGI in 1998. Except for this deferral, the Options Agreement remains unchanged.

Corporate Development Related to Cognicase Subsequent to the First Quarter

On January 1, 2003, Cognicase and CGI entered into a support agreement whereby Cognicase agreed to support CGI’s revised Offer and the Board of Directors of Cognicase agreed to recommend the acceptance of such revised Offer to its shareholders. The consideration payable under CGI’s revised Offer was increased from $4.25 to $4.50 cash and from 0.5484 to 0.6311 Class A Subordinate Shares of CGI per Cognicase share subject to a maximum aggregate cash consideration

CGI Group Inc.	Page 3

and a maximum aggregate share consideration, representing respectively, on any take-up date, a value equal to 56% and 44% of the aggregate revised Offer price payable under the revised Offer on such take-up date using a CGI Share price of $7.13. Under the revised Offer, the number of CGI shares to be issued will remain essentially the same as under the initial Offer.

On January 14, 2003 CGI announced that approximately 64.5 million common shares of Cognicase were deposited by its shareholders at or prior to the expiration of the Offer at midnight on January 13, 2003. This represented approximately 90.2% of the then 71.5 million outstanding common shares of Cognicase. As such, CGI decided to take-up all the common shares of Cognicase validly deposited and not withdrawn under the Offer and made appropriate arrangements for the payment of such common shares of Cognicase to occur on January 16, 2003. Additionally, CGI extended the Offer for acceptance until midnight (Montreal time) on January 24, 2003.

On January 27, 2003, CGI announced that an additional 4.9 million common shares of Cognicase were deposited by shareholders of Cognicase at or prior to midnight on January 24, 2003, the expiration date of the offer made by CGI on December 6, 2002, as amended and extended, to acquire all of the outstanding common shares of Cognicase. CGI has taken-up all additional common shares of Cognicase validly deposited and not withdrawn and has made arrangements for the pro-ration and subsequent payment of such common shares to occur on January 30, 2003. The total number of common shares of Cognicase deposited under the Offer amounts to approximately 96.7% of all outstanding common shares of Cognicase.

First Quarter Results

First quarter results were in line with CGI management’s expectations and objectives for the year.

Revenue

	3 months ended December 31, 2002	3 months ended December 31, 2001	3 months ended September 30, 2002

(in `000 of Canadian dollars)	$	$	$
Revenue	588,984	512,497	571,860

Revenue for the first quarter of fiscal 2003 of $589.0 million increased 14.9% from last year’s first quarter revenue, and was up 3.0% sequentially. Year-over-year organic growth in the quarter of 12.2% was driven by a combination of recent client wins, contract renewals, and add-on projects from existing clients. Acquisitions made within the past year represented 2.7% year-over-year growth in the quarter.

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Contract Types (%)	Geographic Markets (%)	Targeted Verticals (%)
A. Management of IT $ business functions (Outsourcing) 74% B. Systems integration $ consulting 26%	A. Canada 76% B. US 18% C. International 6%	A. Financial services 40% B. Telecommunications 23% C. Manufacturing, retail and distribution 14% D. Governments 12% E. Utilities and services 8% F. Healthcare 3%

Long-term outsourcing contracts in the first quarter represented 74% of the Company’s total revenue, including 15% from BPO services, while project oriented systems integration and consulting (“SI&C”) work represented 26%. The mix of revenue based on client geography was the same as last quarter. Clients in Canada represented 76%; clients in the US represented 18%; and all other regions, 6%. CGI continued to improve the diversification of its revenue among the industry verticals in which its business is concentrated. Revenue from clients in the financial services sector remained strong, representing 40% of revenue; while telecommunications represented 23%; manufacturing, retail and distribution 14%; governments, 12%; utilities and services, 8%; and healthcare, 3%. CGI has grown its presence in the utilities and services and healthcare sectors over the last year so that the telecom revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 26% in last year’s first quarter to 23% in this year’s first quarter.

In the first quarter, CGI’s top five clients represented 36.7% of total revenue, compared with 34.4% in the fourth quarter. Combined revenue attributable to numerous contracts from the BCE family of companies remained stable at 22.0% of total revenue or approximately the same on an absolute dollar basis compared to the fourth quarter.

Please see discussion of revenue, which follows in the section entitled “Segmented information” in this MD&A.

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Operating Expenses and Earnings Before Depreciation and Amortization of Fixed Assets,
Amortization of Contract Costs and Other Long-term Assets, Interest and Income Taxes (“EBITDA”)1

	3 months ended December 31, 2002	3 months ended December 31, 2001	3 months ended September 30, 2002

(in `000 of Canadian dollars)	$	$	$
Costs of services, selling & administration expenses	501,301	437,035	484,829
Total operating expenses	506,293	441,340	489,443
EBITDA	82,691	71,157	82,417

The costs of services, selling and administrative expenses of $501.3 million in the first quarter or 85.1% of revenue, compared to 85.3% of revenue in the first quarter of last year and 84.8% in the fourth quarter of fiscal 2002. Total operating expenses, including expenses associated with research, were $506.3 million or 86.0% of revenue, similar to 86.1% of revenue in last year’s first quarter and 85.6% in the fourth quarter.

The EBITDA for the first quarter increased 16.2% to $82.7 million, compared with the same quarter a year ago. The EBITDA margin was 14.0% in the first quarter, compared with 13.9% in last year’s first quarter and 14.4% for the fourth quarter. The EBITDA margin was down slightly in the quarter mainly as a result of $3.0 million in restructuring charges, including severance costs, related to the Company’s operations in France.

Depreciation and Amortization

The depreciation of fixed assets was $9.6 million, compared with $9.6 million in the first quarter of last year, and up from $8.7 million in the fourth quarter of last year. The quarter-over-quarter increase reflects an increase in fixed assets.

The amortization of contract costs and other long-term assets increased to $12.4 million from $9.0 million in the prior year quarter, and decreased from $13.6 million in the fourth quarter. The increase from the prior year is related to the amortization on incremental enterprise licenses obtained in the year in support of the delivery of services to the outsourcing clients and the incremental amortization from non-goodwill intangibles acquired in the past year. The decrease from the previous quarter was the result of an adjustment made in the fourth quarter of $1.3 million for amortization on acquired non-goodwill intangibles following the completion of the valuations.

Earnings Before Interest and Income Taxes

Earnings before interest and income taxes (“EBIT”) was $60.7 million in the first quarter, up 15.6% over last year’s first quarter EBIT of $52.6 million, and up sequentially from EBIT of $60.1 million in the fourth quarter. The year-over-year and sequential increase in EBIT essentially reflects an increase in the business. The EBIT margin decreased to 10.3% for the quarter, compared with 10.5% in the fourth quarter and 10.3% in last year’s first quarter. The sequential decrease in the EBIT percentage is attributable to the restructuring charges taken for France in the quarter.

[1]	EBITDA represents earnings before depreciation and amortization, interest and income taxes. EBITDA is presented because it is a widely accepted financial indicator of a company’s ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to operating income or net earnings, as an indicator of operating performance or of cash flows or as a measure of liquidity. Because EBITDA is not a measurement determined in accordance with Canadian GAAP, EBITDA as presented may not be comparable to similarly titled measures of other companies.

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Income Taxes

The effective income tax rate in the first quarter was 39.7% compared with 41.3% in last year’s first quarter and 41.6% in the fourth quarter. The decrease in the first quarter, compared with the same period in the prior year, is mainly a reflection of the decrease in the revised Canadian statutory tax rate. With the exception of France, the Company’s international operations were in a taxable position during the quarter thus allowing them to take advantage of accumulated tax losses. In future quarters CGI’s effective income tax rate may vary based on the mix and performance of business by country or further changes in tax law.

Net Earnings

Net earnings in the first quarter increased 20.9% to $37.0 million over net earnings of $30.6 million in the same quarter a year ago, and increased 4.2% from $35.5 million reported in the fourth quarter. Basic and diluted earnings per share of $0.10 for the quarter were up from basic and diluted earnings per share of $0.08 reported in last year’s first quarter, and net earnings per share of $0.09 reported in the fourth quarter of fiscal 2002. CGI’s weighted average number of shares was up 3.1% compared with the first quarter of 2002 and up marginally sequentially.

The net earnings margin was 6.3%, up from 6.0% in last year’s first quarter and 6.2% in the fourth quarter. The sequential increase is reflective of the EBIT increase explained above along with the impact of the reduced effective income tax realized in the quarter. The net margin in the first quarter would have been 6.6% without the impact of Innovapost, a company jointly-owned by Canada Post Corporation (“Canada Post”) and CGI, in which CGI recognizes 49% of its results. That is, until Innovapost becomes fully operational and the various contracts in existence with other vendors are transferred to CGI, the Company is making a minimum margin on the third-party contracts through its 49% participation in Innovapost. The contract with Innovapost is accretive to CGI’s earnings and the Company expects margins to gradually improve and the profitability of this contract to be in line with other outsourcing contracts a year from now.

Pro-forma Net Earnings

Under the stock option plan, had compensation costs been determined using the fair value method at the day of grant for awards granted since October 1, 2001, the Company’s pro-forma net earnings, basic and diluted earnings per share would have been $35.4 million, $0.09 and $0.09 respectively, for the three month period ended December 31, 2002.

Segmented Information

CGI has four strategic business units (“SBU”): Canada, Europe, US and Business Process Services (“BPS”) and the Corporate unit. CGI manages its operations, evaluates each SBU’s performance and reports segmented information according to this structure (see Note 6 to the first quarter 2003 Consolidated Financial Statements). Effective October 1, 2002 the Company realigned the majority of its US Healthcare and Government business with the BPS SBU. The comparative figures provided below have been reclassified in order to conform to the presentation adopted in 2003. The highlights for each segment in the first quarter are detailed below.

CGI Group Inc.	Page 7

	3 months ended December 31, 2002	3 months ended December 31, 2001	3 months ended September 30, 2002

(in `000 of Canadian dollars)	$	$	$
Revenue
Canada	473,238	395,669	459,552
Europe	32,824	35,529	35,032
US	52,793	72,950	52,367
BPS	943,549	32,864	38,982
Intersegment eliminations	(13,420)	(24,515)	(14,073)

Total revenue	588,984	512,497	571,860

	3 months ended December 31, 2002	3 months ended December 31, 2001	3 months ended September 30, 2002

(in `000 of Canadian dollars)	$	$	$
Earnings before interest and income taxes (EBIT)
Canada	73,153	57,096	78,125
Europe	(2,968)	(222)	(344)
US	(1,068)	(2,701)	(7,495)
BPS	4,712	5,901	7,067
Corporate expenses and programs	(13,095)	(7,515)	(17,247)

Total EBIT	60,734	52,559	60,106

In the first quarter, revenue from the Canada SBU was up 19.6% over last year’s first quarter, and up 3.0% sequentially. Revenue reported by the Europe SBU was down 7.6% from the same quarter last year and was down 6.3% sequentially. Revenue from the US SBU was down 27.6% compared to last year, but was up 0.8% from the fourth quarter. Revenue reported by the BPS SBU was up 32.5% over last year and up 11.7% sequentially.

EBIT reported for the Canada SBU of $73.1 million was up 28.1% year-over-year and down 6.4% from the fourth quarter. The European SBU reported a higher loss of $3.0 million compared to a loss of $0.2 million for the same quarter last year and compared to a loss of $0.3 million reported in the previous quarter. In the US SBU, there was a loss before interest and income taxes of $1.1 million, an improvement over last year when the loss was $2.7 million, and a sequential improvement over a loss of $7.5 million in the fourth quarter. The BPS SBU reported EBIT of $4.7 million, down 20.1% from the same period last year and down 33.3% sequentially.

The Canada SBU experienced revenue growth across most of its business units from the previous quarter. In addition to the organic growth from its existing client base, new revenue was recognized from the start-up of the League Data outsourcing contract that was signed in the quarter as well as an increase in revenue from

CGI Group Inc.	Page 8

its joint venture in Innovapost. EBIT reported for this SBU was down from the previous quarter as some project reserves were recognized as well as the impact from some projects with performance milestones that were completed subsequent to the end of the quarter.

The Europe SBU reported a year-over-year and sequential decline in revenue. The sequential decrease in revenue primarily reflects the sale of a GIOS software license (software developed by CGI for the insurance sector) to an insurance industry client in the UK in the fourth quarter of fiscal 2002. And while systems integration and consulting revenue increased sequentially, the one time benefit of the license sale resulted in a sequential drop in revenue for the quarter. The year-over-year decline in revenue is mostly attributed to the decrease in revenue recognized from the contract with Portugal Telecom. The loss before interest and income taxes reported by the Europe SBU included the impact of restructuring the France operations in the quarter. An amount of $3.0 million was spent on severances to reduce the size of the work force to be in line with their planned volume of business. CGI’s operations in Portugal, specifically its contract with Portugal Telecom, did not meet the Company’s original expectations for growth and profitability and steps have been taken to shut down these operations. As part of CGI’s ongoing process of monitoring the level of business and status of all its large outsourcing contracts, the contract backlog had been adjusted accordingly as needed and there is no future financial impact.

The US SBU operational results continue to be affected negatively by the softness in the US market and the weak demand for SI&C services. The Company does not expect the SI&C business in the US to return with any degree of strength before 2004, but does expect that its US operations will see a gradual improvement in margins. CGI retained its relationships with its major customers and revenue was comparable with the previous quarter. There was a sequential improvement in EBITDA as a result of the first quarter realignment of the US SBU to the Company’s traditional model that focuses each business unit on their local markets — metro markets. With this realignment, the loss before depreciation and amortization, interest and income taxes for the US SBU improved from a loss of $1.6 million in the fourth quarter to EBITDA of $1.5 million in the first quarter. The loss before interest and income taxes in the first quarter improved to $1.1 million from a loss of $7.5 million in the fourth quarter due to two factors. First, the improved profitability of the US business units, as seen in the EBITDA, accounted for approximately half of the improvement, and the fourth quarter’s increased amortization of contract costs and other long-term assets namely for customer contracts and relationships was the other factor. This increased amortization was the result of adjustments made following valuations performed for non-goodwill intangibles associated with recent acquisitions.

The BPS SBU reported 32.5% year-over-year and 11.7% sequential revenue growth. Revenue reported by the BPS SBU only represents a portion of CGI’s overall BPO activities. CGI’s credentials as a provider of BPO services were further enhanced in the first quarter, especially in the insurance sector as a result of the acquisitions of INSpire Insurance Solutions and UAB (announced in the first quarter, but closed in the second quarter.) Sequential organic growth in the quarter was 3.2% and the balance of the growth was primarily related to the purchase of the business of INSpire. EBIT reported for the BPS SBU decreased 33.3% sequentially, but in the fourth quarter, EBIT was higher because of a US$2.2 million non-recurrent penalty levied against one of its clients for failing to meet its contractual minimal revenue obligations.

Geographic Information

When CGI reports segmented information by strategic business unit, the Canada SBU, for example, will include revenue that it recognizes from servicing clients based in the US as part of its near-shore delivery model. Likewise, revenue reported by the BPS SBU reflects services it provides to both US and Canadian clients. In order to have a better understanding of how the Company’s client base is growing, CGI also reviews its operations based on actual client geography and reports for four geographic units: Canada, US, International and the Corporate unit. The highlights for each geographic unit in the first quarter are detailed below:

CGI Group Inc.	Page 9

	3 months ended December 31, 2002	3 months ended December 31, 2001	3 months ended September 30, 2002

(in `000 of Canadian dollars)	$	$	$
Revenue
Canada	459,921	381,558	445,203
US	109,659	119,925	105,698
International	32,824	35,529	35,032
Intersegment eliminations	(13,420)	(24,515)	(14,073)

Total revenue	588,984	512,497	571,860

	3 months ended December 31, 2002	3 months ended December 31, 2001	3 months ended September 30, 2002

(in `000 of Canadian dollars)	$	$	$
Earnings before interest and income taxes (EBIT)
Canada	72,864	57,552	84,327
US	3,933	2,744	(6,630)
International	(2,968)	(222)	(344)
Corporate expenses and programs	(13,095)	(7,515)	(17,247)

Total earnings before interest and income taxes	60,734	52,559	60,106

In the first quarter, revenue from clients based in Canada was up 20.5% over last year’s first quarter, and up 3.3% sequentially. Revenue from the US clients was down 8.6% compared to last year, but was up 3.7% from the fourth quarter. Revenue from all other clients based outside North America was down 7.6% from the same quarter last year and was down 6.3% sequentially.

EBIT from the Canadian clients of $72.9 million was up 26.6% year-over-year and down 13.6% from the fourth quarter. For the US clients there were earnings before interest and income taxes of $3.9 million, an improvement over the $2.7 million from last year, and up sequentially from the loss of $6.6 million in the fourth quarter. International clients reported a loss before interest and income taxes of $3.0 million compared to a loss of $0.2 million in same quarter last year and a loss of $0.3 million for the previous quarter.

The year-over-year and sequential growth in revenue from Canadian clients reflects new and increasing business from Innovapost as well as good organic growth across a number of the business units, particularly in the government sector. The year-over-year increase in EBIT reflects general growth of the business while the sequential change was the result of some project reserves recognized in the quarter as well as the impact from some projects with performance milestones that were completed subsequent to the end of the quarter.

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Revenue from clients based in the US was down compared to last year’s first quarter as a result of softness in the US market and the weak demand for SI&C services as noted above. Offsetting this decrease, however, is revenue from new outsourcing contracts won in the last year and new consulting clients added. The reorganization of the US, with a metro market focus, has resulted in a reduction of indirect expenses and a focus on client profitability resulting in an increase in EBIT on both a year-over-year and sequential basis.

Overall, CGI continued to better position itself to propose and win large IT and BPO contracts in the US market. CGI’s current IT and BPO contracts with US clients are progressing as expected and today represent 55% of the business generated in the US. CGI believes it has made progress in building a presence and brand as an outsourcer on the US market place, and in leveraging certain synergies with Canadian and global operations. CGI’s strength and advantage are in the outsourcing market, where interest is still growing.

The comments provided above in “Segmented Information” for the Europe SBU are applicable to the International clients as they are the same at this point in time.

Review of Balance Sheet

A discussion follows on line items of the balance sheet for which there were significant variances when compared to the balance sheet on September 30, 2002.

At December 31, 2002, cash and cash equivalents were $97.4 million, down from $104.2 million at the end of the fourth quarter. During the quarter, the Company made investments in new outsourcing contracts as well as additions to fixed assets and contract costs and other long-term assets. While the Company drew $25.0 million from its credit facilities to fund these activities, it paid a portion in cash thus reducing the cash and cash equivalents from the previous quarter.

Accounts receivable and work in progress at the end of the quarter totaled $399.4 million, an increase of $5.3 million since September 30, 2002. Days of sales outstanding (“DSO”) were 45 days in the quarter, compared with 47 as at September 30, 2002. This improvement was realized through a continued focus on the management of the receivables and work in progress.

Fixed assets of $168.3 million increased $22.9 million sequentially. During the quarter, following the finalization of a contract signed with a subsidiary of Canada Post in the fourth quarter of 2002, CGI acquired the Tier 1 infrastructure assets of this subsidiary for a net value of $13.7 million. This contract is part of the larger IT outsourcing agreement signed in May 2002 with Canada Post. As well, additions were made for the new software designed for CGI’s internal usage, along with the capitalization of the installation costs for the new offices at E-commerce Place in Montreal. The remaining of the increase reflected assets acquired in the normal course of business.

Contract costs and other long-term assets increased by $40.8 million to $474.5 million, from $433.7 million as at September 30, 2002. The increase, despite total amortization of $19.5 million during the quarter (including the portion of amortization of contract costs and other long-term assets applied against the revenue), is due to several factors:

•	The most important element was the purchase of assets bought by Innovapost, of which CGI recognizes 49%. These assets that were part of the original outsourcing agreement, comprised of capitalized costs and software, are related to the enterprise resource system used by Canada Post, which will initially be used by Canada Post and subsequently, by other Canada Post companies. In the course of this transaction, Innovapost, acting as a lessor, entered into a five-year lease agreement with Canada Post. This agreement was accounted for as a direct financing lease. The Company’s portion of the net receivable is $47.3 million, of which $14.0 million is the current portion of the receivable and included in prepaid expenses and other current assets.
•	Incentives were also granted and capitalized in the course of signing the Air Liquide America and League Data outsourcing contracts announced in the quarter.

CGI Group Inc.	Page 11

•	An additional investment related to the League Data outsourcing contract was also made to acquire the client’s software license.
•	Finally, as per the normal business with outsourcing clients, software licenses and maintenance contracts were acquired in order to deliver outsourcing services.

Accounts payable and accrued liabilities increased by $43.5 million in the first quarter as a result of CGI’s proportion of the payable that Innovapost has to pay to Canada Post for the purchase of the business transformation assets (discussed above). Innovapost will pay this liability to Canada Post in the second quarter of fiscal 2003.

Deferred revenue of $54.9 million was down 10.0% compared with the fiscal year-end balance, but essentially reflects fewer advance payments received by outsourcing clients before January 1, 2003, for work to be performed in January. Deferred revenue can fluctuate from quarter to quarter depending on the timing of payments received from outsourcing clients.

Long-term debt increased by $26.4 million in the quarter, to $34.9 million including the current portion. This increase essentially represents $25.0 million in debt issued for the cash acquisition of INSpire and investments made as part of outsourcing contracts with Air Liquide America and League Data.

Deferred credits and other long-term liabilities were down by $11.7 million from the previous quarter reflecting CGI’s outsourcing clients who used discounts on services provided by the Company, namely the Laurentian Bank of Canada, the Confédération des caisses populaires et d’économie Desjardins du Québec, Fireman’s Fund Insurance Company and one of Canada Post’s subsidiaries.

The foreign currency translation account decreased during the quarter to $20.2 million, compared with $34.3 million at the end of September 2002, due to the depreciation of the US dollar versus the Canadian dollar between September 30, 2002 and December 31, 2002, since the Company translates the assets denominated in foreign currencies using the quarter-end exchange rates.

Analysis of Financial Condition and Cash Flows

	3 months ended December 31, 2002	3 months ended December 31, 2001	3 months ended September 30, 2002

(in `000 of Canadian dollars)	$	$	$
Cash provided by operating activities	30,132	27,554	51,499
Cash used for investing activities	(63,154)	(60,093)	(38,337)
Cash provided (used) for financing activities	27,256	142,410	(32,917)
Foreign exchange (loss) gain on cash
held in foreign currencies of self-sustaining subsidiaries	(1,022)	(49)	1,049

Net (decrease) increase in cash and cash equivalents	(6,788)	109,822	(18,706)

Cash provided by operating activities in the first quarter decreased by $21.4 million compared with the fourth quarter, primarily as a result of an increase in the long-term portion of the future income taxes related to the Canada Post incentive, which was determined to be deductible in the fourth quarter of fiscal 2002. The rest of the variance comes from the change in the working capital items and reflects prepaid expenses, which were a source of cash in the last quarter, and not in the

CGI Group Inc.	Page 12

current quarter, considering payments of enterprise license agreements and annual insurance premiums. Also in the last quarter, outsourcing clients had made higher payments in advance of the work performed, therefore increasing the cash balance as at September 30, 2002. Finally, the e-commerce tax credits accrued during the period and the final payment made for tax remittances related to the prior fiscal year further reduced the cash balance. This was offset by a better collection of receivables, the days of sales outstanding having decreased by two days since the fourth quarter of fiscal 2002.

Cash used for investing activities increased from last quarter by $24.8 million reflecting the investments made in the course of signing outsourcing contracts with Air Liquide America and League Data, as well as investments made for fixed assets, notably equipment acquired from one of the Canada Post affiliates in the course of its outsourcing contract with the Company. The cash invested in the fixed assets related to the costs incurred for the move of the Company’s Montreal-based operations to E-commerce Place, along with the continuing investments made by the Company to develop new software for its internal use.

Cash provided by financing activities in the quarter increased by $60.2 million, reflecting a new debt of $25 million that the Company contracted to cover the cash requirements of acquiring INSpire, and the investments made in the quarter related to the new outsourcing contracts with Air Liquide America and League Data. In the fourth quarter of fiscal 2002, the cash used for financing activities was $32.9 million, reflecting the reimbursement of a Libor advance debt of US$20 million. Compared with last year’s first quarter, cash provided by financing activities was $115.2 million less, since in December 2001 the Company issued shares, which provided net proceeds of $119.5 million.

Liquidity and Other Financial Resources

	Total Commitment	Available at December 31, 2002	Outstanding at December 31, 2002

(in `000 of Canadian dollars)	$	$	$
Unsecured Revolving Credit Facility	415,000	386,164	28,836
Lines of Credit (Bank of Montreal)	25,000	25,000	--
Lines of Credit (BC Central Credit Union)	500	500	--
Other	2,471	2,471	--

CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company’s growth strategy and represent a competitive advantage when proposing on outsourcing contracts. On November 12, 2002, CGI signed an agreement with a banking syndicate pertaining to two unsecured credit facilities. As part of the agreement, CGI secured a $265 million, three-year term revolving credit facility for the financing of acquisitions and outsourcing contracts. In addition, CGI has access to a $150 million revolving credit facility for its operating activity needs and working capital purposes. Also, through a separate agreement with Bank of Montreal, the Company has access to a $25 million operating facility for cash management purposes.

As at December 31, 2002, cash and cash equivalents amounted to $97.4 million and the total credit facility available was of $414.1 million, compared with cash and cash equivalents balance of $155.8 million as at December 31, 2001 along with a credit facility available of $202.7 million. The higher cash and cash equivalents balance as at December 31, 2001 reflects the issuance of shares that generated $119.5 million of net proceeds in December 2001. The increase in the credit facility available reflects the recently signed agreement mentioned above.

Subsequent to December 31, 2002, CGI is in the process of increasing its borrowings under the credit facilities as a result of the cash requirements of $233.2 million associated with the acquisitions of UAB and Cognicase.

CGI Group Inc.	Page 13

The bank credit facility contains certain covenants, which require the Company to maintain specific financial ratios. As at December 31, 2002, the Company met these ratios.

Capability to Deliver Results

CGI believes it has the capital resources and liquidity necessary to meet its commitments and existing obligations and to finance its operations and strategies in order to achieve its planned results. CGI also believes that it has the necessary non-capital resources necessary to achieve its goals for growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training, and quality processes that help the Company integrate new members as part of large outsourcing contract wins or acquisitions.

Risks and Uncertainties

While management is optimistic about the Company’s long-term prospects, the following risks and uncertainties should be considered when evaluating CGI’s potential:

The competition for contracts—CGI has a disciplined approach to management of all aspects of its business, with an increasing proportion of its operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help CGI ensure that its employees deliver services consistently according to the Company’s high standards and they are based on strong values underlying its client-focused culture. These processes contribute to CGI’s high contract win rate and renewal rate. Additionally, the Company has developed a deep strategic understanding of the six economic sectors it targets, and this helps enhance its competitive position. CGI’s critical mass and end-to-end IT services have qualified it to make proposals on large IT and business process services contracts across North America and in Europe.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending to 24 months.

Foreign currency risk—The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has in place a hedging strategy to protect itself, to the extent possible, against foreign currency exposure.

Business mix variations—Following the merger with US-based IMRglobal in July 2001, the greater proportion of consulting and systems integration services in CGI’s business mix, versus outsourcing, may result in greater quarterly revenue variations. However, CGI’s efforts in the US are aimed at developing its capability to deliver an end-to-end IT outsourcing offering. As a result of this transition, CGI expects to increase the proportion of its outsourcing business, thus ensuring greater revenue visibility and predictability.

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, CGI has been able to successfully staff for its needs thanks to its solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, CGI has implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, the Company is a preferred employer in the IT services industry. CGI also secures access to additional qualified professionals through outsourcing contracts and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for CGI, which has acquired a significant number of companies over the past 15 years. The Company’s disciplined approach to management, largely

CGI Group Inc.	Page 14

based on its ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. At the end of fiscal 2002, the vast majority of CGI’s operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that it can meet the evolving needs of its clients. The Company achieves the aforementioned through: its specialization in six targeted economic sectors, its non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners, its development of proprietary IT solutions to meet the needs of clients, regular training and sharing of professional expertise across its network of offices, and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—with the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of CGI’s total revenue.

Potential liability if contracts are not successfully carried out—CGI has a strong record of successfully meeting or exceeding client needs. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks.

Credit risk concentration with respect to trade receivables is limited due to the Company’s large client base—The Company generates a significant portion of its revenue from a shareholder’s subsidiaries and affiliates. Management do believes that the Company is not subject to any significant credit risk. The Company operates internationally and is exposed to market risks from changes in foreign currency rates. Other than the use of financial products to deliver on its hedging strategy, the Company does not trade derivative financial instruments.

Outlook

CGI expects to be able to deliver continued growth in fiscal 2003. The Company’s strategy will continue to be based on a balanced mix of its four pillars of growth, namely organic growth through smaller contracts and projects, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

CGI will continue to leverage its flexible outsourcing delivery model in order to secure IT and business process outsourcing contracts. CGI’s solid balance sheet and liquidity position represent a strength when bidding on acquisitions and large outsourcing contracts. CGI is active in reviewing potential acquisition candidates to increase its critical mass in the US and Europe, and will continue to act as an IT domain consolidator in Canada. The Company believes that there are many acquisition opportunities available, but remains committed to its financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

Based on information known today about current market conditions and demand and including the effect of the acquisition of Cognicase, CGI expects base revenue for its 2003 fiscal year to be between $2.8 and $3.0 billion and net earnings per share to be in the range of $0.45 to $0.50. Earnings per share figures are based on expected annualized weighted average number of shares outstanding of 395 million shares. CGI’s guidance excludes the impact of any acquisition or large outsourcing contract contributing more than $100 million per year in revenue, or the impact on earnings of any new accounting rules.

Margin improvement remains among CGI’s most important financial objectives. Improvements during coming quarters will be driven by further synergies from large outsourcing contracts, ongoing integration of acquisitions and a gradual reduction in selling, general & administration expenses.

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Integrity of Disclosure

CGI’s management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

The Audit Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of the Audit Committee of CGI include (a) the review of all public disclosure documents containing audited or unaudited financial information concerning CGI, (b) review and assessment of the effectiveness of CGI’s accounting policies and practices concerning financial reporting, (c) review and monitoring of CGI’s internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, (d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, (e) review of the audit procedures, and (f) such other responsibilities usually attributed to audit committees or as directed by the Board of Directors of CGI.

Forward-looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.‘s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commissions, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

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Consolidated Financial Statements of
CGI Group Inc.
For the three months ended December 31, 2002

Consolidated Financial Statements of CGI Group Inc.
Consolidated Statements of Earnings
(in thousands of Canadian dollars, except per share amounts) (unaudited)

	Three months ended December 31

	2002	2001

	$	$
Revenue	588,984	512,497

Operating expenses
Costs of services, selling and administrative expenses	501,301	437,035
Research	4,992	4,305

	506,293	441,340

Earnings before the under-noted:	82,691	71,157

Depreciation and amortization of fixed assets	9,593	9,644
Amortization of contract costs and other long-term assets (Note 5)	12,364	8,954

	21,957	18,598

Earnings before the following items:	60,734	52,559

Interest
Long-term debt	254	826
Other	(914)	(412)

	(660)	414

Earnings before income taxes	61,394	52,145
Income taxes	24,374	21,533

Net earnings	37,020	30,612

Weighted average number of outstanding Class A subordinate shares and Class B shares	380,796,242	369,406,415

Basic and diluted earnings per share (Note 3)	0.10	0.08

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)

	Three months ended December 31

	2002	2001

	$	$
Retained earnings, beginning of period	377,944	245,945
Share issue costs, net of income taxes	--	(3,800)
Net earnings	37,020	30,612

Retained earnings, end of period	414,964	272,757

Consolidated Financial Statements of CGI Group Inc.
Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at December 31, 2002	As at September 30, 2002

	$	$
Assets
Current assets
Cash and cash equivalents	97,433	104,221
Accounts receivable	300,617	295,191
Work in progress	98,830	98,904
Prepaid expenses and other current assets	68,174	48,373
Future income taxes	11,663	12,567

	576,717	559,256

Fixed assets	168,266	145,381
Contract costs and other long-term assets	474,507	433,742
Future income taxes	28,816	28,661
Goodwill	1,130,985	1,133,852

	2,379,291	2,300,892

Liabilities
Current liabilities
Accounts payable and accrued liabilities	305,022	261,509
Deferred revenue	54,925	61,027
Income taxes	756	5,128
Future income taxes	29,554	26,301
Current portion of long-term debt	4,065	4,172

	394,322	358,137

Future income taxes	97,412	93,696
Long-term debt	30,874	4,328
Deferred credits and other long-term liabilities	53,417	65,116

	576,025	521,277

Shareholders' equity
Capital stock (Note 3)	1,333,489	1,332,621
Contributed surplus	3,776	3,652
Warrants and stock options (Note 3)	30,825	31,132
Retained earnings	414,964	377,944
Foreign currency translation adjustment	20,212	34,266

	1,803,266	1,779,615

	2,379,291	2,300,892

Consolidated Financial Statements of CGI Group Inc.
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended December 31

	2002	2001

	$	$
Operating activities
Net earnings	37,020	30,612
Adjustments for:
Depreciation and amortization of fixed assets	9,593	9,644
Amortization of contract costs and other long-term assets (Note 5)	19,459	14,740
Deferred credits and other long-term liabilities	(11,275)	(13,679)
Future income taxes	7,839	1,815
Foreign exchange loss	487	187
Net change in non-cash working capital items	(32,991)	(15,765)

Cash provided by operating activities	30,132	27,554

Investing activities
Business acquisitions (net of cash) (Note 4)	(4,074)	--
Purchase of fixed assets	(30,577)	(20,287)
Contract costs and other long-term assets	(28,503)	(39,806)

Cash used for investing activities	(63,154)	(60,093)

Financing activities
Net variation of credit facility	24,913	21,363
Increase (decrease) of other long-term debt	1,658	(1,046)
Issuance of shares	685	127,593
Share issue costs	--	(5,500)

Cash provided by financing activities	27,256	142,410

Foreign exchange loss on cash held in foreign currencies	(1,022)	(49)

Net (decrease) increase in cash and cash equivalents	(6,788)	109,822
Cash and cash equivalents at beginning of period	104,221	46,008

Cash and cash equivalents at end of period	97,433	155,830

Interest paid	133	450
Income taxes paid	26,499	6,504

Notes to the Consolidated Financial Statements For the three months ended December 31, 2002
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

These interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements of the Company and notes thereto for the year ended September 30, 2002. These interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in Note 2 to the Consolidated Financial Statements for the year ended September 30, 2002. Certain comparative figures in the Consolidated Financial Statements have been reclassified to conform to the current period presentation.

Note 2 — Financing Lease

On November 1, 2002, one of the Company’s joint-ventures, acting as the lessor, entered into a five-year lease agreement for the information system and technology assets, as part of an existing outsourcing contract with one of its major customers. This agreement was accounted for as a direct financing lease. The Company’s portion of the net investment in this lease is $47,333,000, of which $14,017,000 represents the current portion included in prepaid expenses and other current assets, and the remaining $33,316,000 is included in contract costs and other long-term assets. A corresponding amount of $47,333,000 has been recorded in accounts payable and accrued liabilities for these leased assets.

Note 3 — Capital stock, stock options and warrants

Stock options — Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A subordinate shares over the five business days preceding the date of the grant. Options generally vest one to three years from the date of the grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death.

Had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001, under this Stock option plan, the Company’s pro forma net earnings, basic and diluted earnings per share would have been $35,406,000, $0.09 and $0.09, respectively, for the quarter ended December 31, 2002 and $29,683,000, $0.08 and $0.08, respectively, for the quarter ended December 31, 2001. These pro forma amounts include a compensation cost based on a weighted-average grant date fair value of $3.09 per stock option for 3,449,397 stock options (net of cancellation) granted during the quarter ended December 31, 2002 and $4.56 per stock option for 815,830 stock options (net of cancellation) granted during the quarter ended December 31, 2001. These calculations were based using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.24% (4.65% in 2001), dividend yield of 0.0% (unchanged from 2001), expected volatility of 53.1% (48.3% in 2001) and expected life of five years (unchanged from 2001). As permitted by CICA Handbook Section 3870, the pro forma disclosure omits the effect of awards granted before October 1, 2001.

The following table presents the number of all shares, stock options and warrants outstanding as at:

	December 31, 2002	September 30, 2002

Class A subordinate shares	340,063,431	339,900,257
Class B shares	40,799,774	40,799,774

Total capital stock	380,863,205	380,700,031
Number of stock options (Class A subordinate shares) - Accounted for	2,270,227	2,333,231
Number of stock options (Class A subordinate shares) - Not accounted for	21,550,344	18,481,589
Number of warrants (Class A subordinate shares) - Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate shares and Class B shares) - Not accounted for	4,562,058	4,562,058

Number of shares reflecting the potential exercise of stock options and warrants	414,364,044	411,195,119

The Class A subordinate shares and the Class B shares changed as follows:

	Three months ended December 31, 2002				Twelve months ended September 30, 2002

	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	339,900,257	1,278,416	40,799,774	54,205	327,032,717	1,143,891	40,799,774	54,205
Issued for cash	--	--	--	--	11,110,000	124,988	--	--
Issued as consideration for business acquisitions	--	--	--	--	210,739	2,261	--	--
Options exercised	163,174	868	--	--	1,546,801	7,276	--	--

Balance, end of period	340,063,431	1,279,284	40,799,774	54,205	339,900,257	1,278,416	40,799,774	54,205

The following table presents information concerning stock options and warrants accounted for:

		Three months ended December 31, 2002			Twelve months ended September 30, 2002

	Stock options			Warrants	Stock options			Warrants

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	2,333,231	11,477	5,118,210	19,655	3,139,943	15,446	5,118,210	19,655
Exercised	(37,443)	(183)	--	--	(107,318)	(528)	--	--
Forfeited and expired (1)	(25,561)	(124)	--	--	(699,394)	(3,441)	--	--

Balance, end of period	2,270,227	11,170	5,118,210	19,655	2,333,231	11,477	5,118,210	19,655

(1)	During the three months ended December 31, 2002 and the year ended September 30, 2002, the Company cancelled options for an amount of $124,000 and $3,441,000, respectively, which were reclassified to contributed surplus.

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company:

Number of options	Three months ended December 31, 2002	Twelve months ended September 30, 2002

Outstanding, beginning of period	20,814,820	24,223,852
Granted	3,449,397	1,206,925
Exercised	(163,174)	(1,546,801)
Forfeited and expired	(280,472)	(3,069,156)

Outstanding, end of period	23,820,571	20,814,820

Earnings per share
The following table sets forth the computation of basic and diluted earnings per share:

Three months ended December 31

2002				2001

	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$		$	$
Net earnings	37,020	380,796,242	0.10	30,612	369,406,415	0.08

Dilutive options		1,244,276			4,246,841
Dilutive warrants		430,224			3,291,477

Net earnings after assumed conversions	37,020	382,470,742	0.10	30,612	376,944,733	0.08

Note 4 — Investments in subsidiaries and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the three months ended December 31, 2002, the Company acquired all the assets of INSpire Insurance Solutions Inc. for a consideration of approximately $8,906,000, including acquisition costs of approximately $123,000.

Furthermore, the Company increased its interest in one of its joint venture.

The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

$
Non-cash working capital items	(7,931)
Fixed assets	2,965
Goodwill (1)	9,040

4,074
Cash position at acquisition	5,381

Net assets acquired	9,455

Cash consideration (including acquisition costs)	9,455

(1)

Includes $8,804,000 of goodwill deductible for tax purposes. Of the total goodwill amount, $8,804,000 is included in the Business Process Services (“BPS”) segment and the remaining $236,000 is included in the Canada segment.

In addition, during the quarter ended December 31, 2002, the Company finalized the purchase price allocation of one of its subsidiary resulting in a decrease of $196,000 for both goodwill and integration liabilities.

Note 5 — Supplementary contract costs and other long-term assets information

Amortization expense of contract costs and other long-term assets is presented as follows in the consolidated statements of earnings :

		Three months ended December 31

	2002	2001

	$	$
Reduction of revenue	7,095	5,786
Amortization of contract costs and other long-term assets	12,364	8,954

Total amortization of contract costs and other long-term assets	19,459	14,740

Note 6 — Segmented information

Effective October 1, 2002, the Company changed its organizational structure. The Compagny has four strategic business units (“SBU”) as follows: Canada, Europe, US and BPS. As of that date, the Company began to evaluate each SBU’s performance under this structure. Comparative segmented information has been restated to reflect the new segmentation basis.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended December 31, 2002	Canada	Europe	US	BPS	Corporate	Intersegment elimination	Total

	$	$	$	$	$	$	$
Revenue	473,238	32,824	52,793	43,549	--	(13,420)	588,984
Operating expenses	384,209	33,737	51,332	37,927	12,508	(13,420)	506,293

Earnings before the under-noted:	89,029	(913)	1,461	5,622	(12,508)	--	82,691
Depreciation and amortization	15,876	2,055	2,529	910	587	--	21,957

Earnings before interest and income taxes	73,153	(2,968)	(1,068)	4,712	(13,095)	--	60,734

Total assets	1,306,725	135,724	542,775	218,838	175,229	--	2,379,291

As at and for the three months ended December 31, 2001

Revenue	395,669	35,529	72,950	32,864	--	(24,515)	512,497
Operating expenses	323,375	35,096	74,266	26,000	7,118	(24,515)	441,340

Earnings before the under-noted:	72,294	433	(1,316)	6,864	(7,118)	--	71,157
Depreciation and amortization	15,198	655	1,385	963	397	--	18,598

Earnings before interest and income taxes	57,096	(222)	(2,701)	5,901	(7,515)	--	52,559

Total assets	1,060,978	147,209	595,120	207,225	196,607	--	2,207,139

In addition, the Company choose to disclose the following information about geographic areas. Geographic data below was prepared based on customer location.

As at and for the three months ended December 31, 2002	Canada	International	US	Corporate	Intersegment elimination	Total

	$	$	$	$	$	$
Revenue	459,921	32,824	109,659	--	(13,420)	588,984
Operating expenses	371,883	33,737	101,585	12,508	(13,420)	506,293

Earnings before the under-noted:	88,038	(913)	8,074	(12,508)	--	82,691
Depreciation and amortization	15,174	2,055	4,141	587	--	21,957

Earnings before interest and income taxes	72,864	(2,968)	3,933	(13,095)	--	60,734

As at and for the three months ended December 31, 2001

Revenue	381,558	35,529	119,925	--	(24,515)	512,497
Operating expenses	308,782	35,096	114,859	7,118	(24,515)	441,340

Earnings before the under-noted:	72,776	433	5,066	(7,118)	--	71,157
Depreciation and amortization	15,224	655	2,322	397	--	18,598

Earnings before interest and income taxes	57,552	(222)	2,744	(7,515)	--	52,559

Note 7 — Subsequent events

On January 1, 2003, the Company acquired all the outstanding shares of ProjExpert for a cash consideration of approximately $1,700,000.

On January 8, 2003, the Company acquired all the outstanding shares of Underwriters Adjustment Bureau Ltd. (“UAB”) for a cash consideration of approximately $53,000,000. UAB provides claims management, underwriting and actuarial services for the property and casualty insurance industry.

On January 13, 2003, the Company acquired approximately 64.3 million common shares of Cognicase Inc. (“Cognicase”) representing approximately 90.2% of the then outstanding common shares for an amount of approximately $289,159,000 of which $161,932,000 was paid in cash on January 16, 2003 and the remainder through the issuance of approximately 17,843,000 Class A subordinate shares of the Company. The Company also extended its offer to purchase all the then outstanding common shares of Cognicase from midnight on January 13, 2003 to midnight on January 24, 2003. At the option of the holder, the Company will offer for each share of Cognicase $4.50 cash or 0.6311 Class A subordinate shares of the Company, or a combination thereof. On January 24, 2003, approximately 4.9 million additional common shares of Cognicase were deposited by the shareholders of Cognicase and will be paid on January 30, 2003. The total number of common shares of Cognicase deposited now amounts to approximately 96.7% of all outstanding common shares of Cognicase. The Company will use the compulsory acquisition provisions of the Canada Business Corporations Act in order to acquire all the outstanding common shares of Cognicase not yet deposited on the same terms and for the same consideration as those common shares deposited under the offer made by the Company on December 6, 2002, as amended and extended.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: January 28, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary